EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31					,
(in millions)	2006	2005	2004	2003	2002

Earnings, including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$12,745	$11,548	$10,769	$9,477	$8,854
Fixed charges	12,498	7,656	4,017	3,606	4,155

	$25,243	$19,204	$14,786	$13,083	$13,009

Fixed charges (1):
Interest expense	$12,288	$7,458	$3,817	$3,411	$3,977
Estimated interest component of net rental expense	210	198	200	195	178

	$12,498	$7,656	$4,017	$3,606	$4,155

Ratio of earnings to fixed charges (2)	2.02	2.51	3.68	3.63	3.13

Earnings excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$12,745	$11,548	$10,769	$9,477	$8,854
Fixed charges	5,324	3,808	2,190	1,993	2,236

	$18,069	$15,356	$12,959	$11,470	$11,090

Fixed charges:
Interest expense	$12,288	$7,458	$3,817	$3,411	$3,977
Less interest on deposits	7,174	3,848	1,827	1,613	1,919
Estimated interest component of net rental expense	210	198	200	195	178

	$5,324	$3,808	$2,190	$1,993	$2,236

Ratio of earnings to fixed charges (2)	3.39	4.03	5.92	5.76	4.96

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.